EXHIBIT (12)

                     CENTRAL TELEPHONE COMPANY
         COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
                           (In Millions)
                            (Unaudited)



                                Three Months       Nine Months
                                   Ended             Ended
                                September 30,     September 30,
                                1994     1993     1994     1993

Income before
extraordinary item and
cumulative effect of
changes in accounting
principles                    $ 27.3   $ 24.7   $ 77.9   $ 20.8
Income tax provision            14.2     11.9     39.9      3.3

Subtotal                        41.5     36.6    117.8     24.1

Fixed charges
Interest charges                10.0     11.2     28.5     33.5
Interest factor of
operating rents                  0.4      2.0      4.1      5.7
Pre-tax cost of
preferred stock
dividends of
subsidiaries                     0.3      0.1      0.5      0.5

Total fixed charges             10.7     13.3     33.1     39.7

Earnings, as adjusted         $ 52.2   $ 49.9  $ 150.9   $ 63.8

Ratio of earnings to
fixed charges                   4.88     3.75(1)  4.56     1.61(1)



   (1) Earnings as computed for the ratio of earnings to fixed charges includes the nonrecurring merger, integration and restructuring costs of $5 million and $73 million recorded during the third quarter and first nine months of 1993, respectively.
        In the absence of the nonrecurring costs, the ratio of earnings to fixed charges would have been 4.11 and 3.45 for the three and nine months ended September 30, 1993, respectively.

   NOTE: The above ratios have been computed by dividing fixed charges into the sum of (a) income before extraordinary item and cumulative effect of changes in accounting principles, (b) income taxes, and (c) fixed charges. Fixed charges consist of interest on all indebtedness (including amortization of debt issuance expenses), the interest factor of operating rents and the pretax cost of preferred stock dividends of subsidiaries.